Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

June 17, 2025

Nicholas Nalbantian U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive AI Inc.
Draft Registration Statement on Form S-1
Submitted May 14, 2025
CIK No. 0001818274

Dear Mr. Nalbantian:

By letter dated June 3, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Arrive AI Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 filed on May 14, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Draft Registration Statement on Form S-1

Cover Page

1.	Please provide a recent Nasdaq sale price. In addition, revise the third sentence to clarify that such sale prices are a result of private transactions, as opposed to public sales.

RESPONSE: The Company has revised its disclosure to provide a recent Nasdaq sale price and to clarify that such sale prices are a result of private transactions, as opposed to public sales on the cover page.

2.	We note that you refer to a resale of up to 8,125,779 shares by “the selling stockholder.” Please amend the cover page, and elsewhere, to reflect that there are multiple selling stockholders. In addition, please amend the cover page to highlight that 8,000,000 of the 8,125,779 shares are being registered for a single selling stockholder, Streeterville Capital, LLC, pursuant to an equity line agreement.

RESPONSE: The Company has revised its disclosure to reflect that there are multiple selling stockholders. Additionally, the Company has amended the cover page to highlight that 8,000,000 of the 8,125,779 shares are being registered for a single selling stockholder, Streeterville Capital, LLC, pursuant to an equity line agreement.

3.	Please revise the prospectus cover page and page 62 to identify Streeterville Capital LLC as an underwriter. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13.

RESPONSE: The Company has revised the prospectus cover page and page 67 to identify Streeterville Capital LLC as an underwriter, in accordance with the Securities Act Sections Compliance and Disclosure Interpretation 139.13.

Table of Contents, page i

4.	Please include a line item for the section titled “Selling Stockholders” starting on page 58. Refer to Item 502(a) of Regulation S-K.

RESPONSE: The Company has included a line item for the section titled “Selling Stockholders” starting on page 63, in accordance with Item 502(a) of Regulation S-K.

Risk Factors, page 5

5.	Please disclose, in a new or existing risk factor, if true, the possibility that the company may not have access to the full amount available to it pursuant to the Streeterville Purchase Agreement, that Streeterville may engage in short-selling activities, and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price. Also disclose any short selling of the company’s securities or other hedging activities that Streeterville has or may engage in.

RESPONSE: The Company has revised its risk factor disclosure on pages 4 and 26 that the Company may not have access to the full amount available to it pursuant to the Streeterville Purchase Agreement and that Streeterville may engage in short-selling activities or other hedging activities. The Company also disclosed that Streeterville has informed the Company that it had not engaged, and would not engage, in any short selling of our securities or other hedging activities on page 26.

Risks Related to our Business and Operations - General Risks

Raising additional capital may cause dilution to our existing stockholders or restrict our commercial operations., page 8

6.	Please revise your risk factor disclosure, or add new risk factor disclosure, to state that this offering will cause dilution and has the potential to cause price drops for existing holders of your securities. Also describe the dilutive effect of the pricing mechanism under the Streeterville Purchase Agreement on the company’s share price, so that investors understand the dilutive impact of future puts, as well.

RESPONSE: The Company has revised its risk factor disclosure to state that this offering will cause dilution and has the potential to cause price drops for existing holders of the Company’s securities on page 9. Additionally, the risk factor disclosure describes the dilutive effect of the pricing mechanism under the Streeterville Purchase Agreement on the company’s share price on the same page.

Business Intellectual Property

Securities Purchase Agreement between Arrive AI Inc. and Streeterville Capital LLC, page 43

7.	We note your disclosure that the Company agrees to restrict its executive officers from selling their shares until the later of 90 days from the agreement date “or 45 days after the effective date of this registration statement.” We note that your initial offering registration statement had largely identical language. Please revise to clarify if the 45 day count begins from the effective date of your initial registration statement, or this current registration statement.
RESPONSE: The Company has revised its disclosure on page 47 to clarify that the 45-day count begins from the effective date of the Company’s current registration statement covering the Resale Shares.

Potential Partnership collaboration between Arrive AI Inc., formerly Arrive Technology Inc., formerly Dronedek Corporation, and Hush..., page 43

8.	On page 43 you disclose that you were due to begin negotiations for a “potential partnership” with Hush Aerospace following the “completion of this offering.” As it appears this disclosure is unchanged from your initial offering registration statement, please update to reflect the current state of negotiations with Hush Aerospace. Please ensure that any other references in the filing to “this offering” refer to the current secondary offering and not your initial direct listing.

RESPONSE: The Company respectfully advises the Staff that it has not resumed any active negotiations to resume the partnership with Hush Aerospace and has hence removed that paragraph on page 48.

Principal and Registered Stockholders, page 56

9.	Please revise the statement that the table contains “the number of shares of our common stock held by and registered for resale by means of this prospectus for the selling stockholders,” as this prospectus does not cover the shares identified in the table on page 57. Also revise the following statement, as it does not appear to be accurate with respect to the current prospectus: “All outstanding shares as of the date of this prospectus represent one hundred percent (100%) of the company’s currently issued and outstanding common stock, all of such outstanding shares as of the date of this prospectus may be freely sold upon the effective date of this registration statement.” Further revise the tables in this and the following section to state the number of shares currently issued and outstanding.

RESPONSE: The Company has removed the sentences “the number of shares … for the selling stockholders” and “All outstanding shares … effective date of this registration statement” from page 61. The Company also revised the number of shares held by certain stockholder and the total shares outstanding in the Beneficial Ownership Table on page 62 and the “Selling Stockholder” section to state the correct number of shares currently issued and outstanding.

Selling Stockholders, page 58

10.	You disclose on page 59 that the second column of the chart on the same page “lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of Resale Shares as of the date of this prospectus.” This description is inconsistent with the second column heading of “Number of Shares of Common Stock Beneficially Owned Prior to this Offering,” which appears to include both Resale Shares and shares that were registered under the direct listing. Please revise for consistency and accuracy.

RESPONSE: The Company has revised the disclosure on page 64 to be consistent with the second column heading of “Number of Shares of Common Stock Beneficially Owned Prior to this Offering.”

11.	Please revise your description of the Streeterville Purchase Agreement to disclose the material terms of the agreement with Streeterville including without limitation: (i) the term of the agreement, and (ii) the full discounted price (or formula for determining it) at which Streeterville will receive the shares. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13. If you use defined terms when describing the method by which the price of the shares will be determined, define such terms. Also clarify whether shares have been issued pursuant to the Initial Pre-Paid Purchase of $4,330,000 and, if so, whether they are the 2,937,500 Pre-Delivery Shares. Explain whether $587 is the purchase price for the Pre-Delivery Shares and, if so, how such price was determined. Assuming that the Initial Pre-Paid Purchase has occurred, please state the Purchase Share Purchase Price and the manner in which it was determined (e.g., initial listing reference price, relevant VWAP). Revise to clarify the manner in which the purchase price of subsequent Pre-Paid Purchases will be determined.

RESPONSE: The Company has supplemented its original disclosure about the material terms of the Streeterville Purchase Agreement with more details on page 63, including the formula for determining the price at which Streeterville will receive the shares. The Company has also revised the disclosures on page 63 to clarify that (1) there have been no Purchase Shares issued under the Initial Pre-Paid Purchase of $4,330,000 (so there was no Purchase Share Purchase Price determined whatsoever), (2) $587.50 is the purchase price for the Pre-Delivery Shares and how such price was determined, and (3) the manner in which the purchase price of subsequent Pre-Paid Purchases will be determined.

Plan of Distribution, page 62

12.	Please revise to further clarify how the provisions of Regulation M may prohibit Streeterville and any other distribution participants that are participating in the distribution of the company’s securities from (i) engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and (ii) purchasing shares in the open market while the equity line is in effect.

RESPONSE: The Company has revised its disclosures on page 67 to further clarify how the provisions of Regulation M may prohibit Streeterville and any other distribution participants that are participating in the distribution of the company’s securities from (i) engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and (ii) purchasing shares in the open market while the equity line is in effect.

Exhibits

13.	Please revise Exhibit 10.11 to include all material portions of the agreement, including Exhibits A through E. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13 and Item 601(b)(2) of Regulation S-K.

RESPONSE: The Company has revised Exhibit 10.11 to include all material portions of the agreement, including Exhibits A through E, in accordance with the Securities Act Sections Compliance and Disclosure Interpretation 139.13 and Item 601(b)(2) of Regulation S-K.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Daniel S. O’Toole
Daniel S. O’Toole
Chief Executive Officer
Arrive AI Inc.